Exhibit 99.1

Home Inns Group Reports Third Quarter 2012 Financial Results

Revenues Increased 62% Year over Year to RMB 1.60 billion

Motel 168 Hotels Occupancy Rate Improved to 83%

Shanghai, November 13, 2012 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Home Inns Group acquired Motel 168 and has consolidated Motel 168’s operating and financial results since October 1, 2011. Consolidated group numbers are presented in this earnings release unless specifically mentioned. For the purpose of providing more context and comprehensive information to investors, Home Inns Group separately presents key financial data excluding Motel 168 in this earnings release in Appendix 1.

Key Highlights for Third Quarter 2012

Financial Highlights

•	Total revenues increased 61.8% year over year to RMB 1.60 billion (US$254.3 million), exceeding guidance range of RMB 1.55 billion to RMB 1.58 billion.

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Income from operations was RMB 154.0 million (US$24.5 million). Adjusted income from operations (non-GAAP) increased to RMB 204.7 million (US$32.6 million) from RMB 160.0 million in the same period of 2011.

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Net income attributable to Home Inns Group’s shareholders was RMB 33.7 million (US$5.4 million), compared to RMB 164.3 million in the third quarter of 2011. Adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP) was RMB 135.8 million (US$21.6 million), compared to adjusted net income (non-GAAP) of RMB 132.0 million in the same period of 2011.

•

EBITDA (non-GAAP) was RMB 283.5 million (US$45.1 million), compared to RMB 331.8 million in the same period of 2011. Adjusted EBITDA (non-GAAP) increased to RMB 375.5 million (US$59.8 million) from RMB 272.9 million in the third quarter of 2011.

•	Diluted earnings per ADS were RMB 0.73 (US$0.12); adjusted diluted earnings per ADS (non-GAAP) were RMB 2.93 (US$0.47).

Operational Highlights

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During the third quarter of 2012, Home Inns Group opened 108 new hotels, including 39 new leased-and-operated hotels (including two Yitel hotels and two Motel 168 hotels) and 69 new franchised-and-managed hotels (including four Motel 168 hotels). Two leased-and-operated hotels and four franchised-and-managed hotels (including one Motel 168 hotel) were closed due to city rezoning, or expiration or termination of the contracts.

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As of September 30, 2012, Home Inns Group operated across 243 cities in China with a total of 1,682 hotels, of which 770 were leased-and-operated hotels (including five Yitel hotels and 146 Motel 168 hotels) and 912 were franchised-and-managed hotels (including one Yitel hotel and 175 Motel 168 hotels). The average number of guest rooms per hotel was 122, as of September 30, 2012.

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Home Inns Group had another 252 hotels contracted or under construction as of September 30, 2012, of which 87 were leased-and-operated hotels (including one hotel under the Yitel brand and nine hotels under the Motel 168 brand) and 165 were franchised-and-managed hotels (including one hotel under the Yitel brand and 20 hotels under the Motel 168 brand).

•	As of September 30, 2012, Home Inns Group had a total of 10.6 million unique active non-corporate members under its frequent guests programs.

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The occupancy rate for all hotels in operation was 90.3% in the third quarter of 2012, compared to an occupancy rate of 94.1% in the third quarter of 2011 and 89.2% in the second quarter of 2012. The decrease in occupancy rate year over year was mainly due to overall market softness and the lower occupancy rate of the Motel 168 brand, which is still being integrated. The sequential increase in occupancy rate was mainly attributable to seasonality. The occupancy rate for Motel 168 in the third quarter of 2012 was 82.7%, increased from 80.8% in the second quarter of 2012.

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RevPAR, which is revenue per available room, was RMB 157 for the third quarter of 2012, compared with RMB 169 in the same period of 2011 and RMB 149 in the second quarter of 2012. The year-over-year RevPAR decrease was mainly due to weaker market conditions and lower RevPAR from Motel 168 as it continued to improve its operating performances. The sequential increase in RevPAR was primarily attributable to seasonality and opportunistic pricing in selected markets. RevPAR for Motel 168 in the third quarter of 2012 was RMB 134, an increase from RMB 129 in the second quarter of 2012. Integration of Motel 168 remained on track.

“We are very pleased to report higher than expected revenue and solid overall operating results for the third quarter,” said Mr. David Sun, the Company’s chief executive officer. “Even though the overall macroeconomic market conditions remained soft, we effectively maintained stable performance in our core business and kept the integration of Motel 168 well on track for continued operational improvements. Further, our new hotels have been ramping up according to expectations and our productivity measures are generating positive impact to protect margins despite limited price opportunities and rising costs.”

“There remains a level of uncertainty in the marketplace and we may not see significant improvements for another six to nine months. However, we believe China’s travel and lodging industry will continue to provide growth and broad opportunity for the strongest players. We will continue to further the integration of Motel 168, leverage the strong growth momentum of our high margin franchise business, fully establish a strong foundation for the Yitel brand, and keep a vigilant control over our cost structure. We are confident of achieving profitable growth and driving long-term value for our shareholders.”

Detailed Overview of Financial Results for Third Quarter 2012

Total Revenues for the third quarter of 2012 increased 61.8% year over year to RMB 1.60 billion (US$254.3 million), including revenues from Motel 168 of RMB 398.9 million (US$63.5 million). Motel 168 achieved the higher end of its revenue guidance for the third quarter.

•	Total revenues from leased-and-operated hotels for the third quarter of 2012 were RMB 1.43 billion (US$227.8 million), representing a 62.3% increase year over year and a 10.1% increase sequentially.

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Total revenues from franchised-and-managed hotels for the third quarter of 2012 were RMB 166.6 million (US$26.5 million), representing a 57.2% increase year over year and an 11.3% increase sequentially.

Total Operating Costs and Expenses for the third quarter of 2012 were RMB 1.36 billion (US$215.6 million). Excluding any share-based compensation expenses and acquisition and integration cost, total operating costs and expenses (non-GAAP) for the quarter were RMB 1.30 billion (US$207.6 million), representing 81.6% of total revenues, compared with 77.6% for the same quarter a year ago and 82.4% for the second quarter of 2012.

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Total leased-and-operated hotel costs for the third quarter of 2012 were RMB 1.21 billion (US$193.2 million), including share-based compensation expenses of RMB 2.0 million (US$0.3 million) and integration costs of RMB 25.4 million (US$4.0 million). Total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs (non-GAAP) for the third quarter of 2012 were RMB 1.19 billion (US$188.8 million), representing 82.9% of the leased-and-operated hotel revenues, compared to 76.3% of leased-and-operated hotel revenues in the same period of 2011 and 84.3% in the second quarter of 2012. This year-over-year increase in this expense ratio was mainly driven by overall soft market conditions not suitable for systematic price increases, higher cost ratio from Motel 168 hotels which are still being integrated, and certain nonrecurring charges to other operating costs and expenses. The sequential decrease in this ratio was mainly driven by seasonality. The pre-opening cost was RMB 28.8 million (US$4.6 million) in the third quarter of 2012 compared to RMB 31.2 million in the third quarter of 2011.

•

Personnel costs of franchised-and-managed hotels for the third quarter of 2012 were RMB 45.0 million (US$7.2 million), including share-based compensation expenses of RMB 2.4 million (US$0.4 million). Excluding share-based compensation expenses, personnel costs of franchised-and-managed hotels (non-GAAP) for the third quarter of 2012 were RMB 42.6 million (US$6.8 million), representing 25.6% of franchised-and-managed hotel revenues. This compared to 22.4% for the same quarter in 2011 and 20.2% for the second quarter of 2012. The year-over-year increase in this ratio was mainly due to relatively lower revenue performance by franchised-and-managed hotels at Motel 168. The sequential increase in this ratio was mainly due to a higher bonus accrual of performance-based bonus in the third quarter.

•

Sales and marketing expenses for the third quarter of 2012 were RMB 18.4 million (US$2.9 million), including share-based compensation expenses of RMB 0.4 million (US$0.1 million). Excluding share-based compensation expenses, sales and marketing expenses (non-GAAP) for the third quarter of 2012 were RMB 17.9 million (US$2.9 million), representing 1.1% of total revenues, compared to 1.6% of total revenues in the same period a year ago and 1.0% of total revenues in the second quarter of 2012. The year-over-year decrease in this ratio was mainly the result of tightly controlled sales and marketing spending supporting a larger revenue base.

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General and administrative expenses for the third quarter of 2012 were RMB 77.9 million (US$12.4 million), including share-based compensation expenses of RMB 19.2 million (US$3.1 million) and integration costs of RMB 1.2 million (US$0.2 million). General and administrative expenses excluding share-based compensation expenses and acquisition and integration cost (non-GAAP) were RMB 57.4 million (US$9.1 million), or 3.6% of the total revenues, compared with 5.5% of the total revenues in the same period of 2011 and 3.7% in the second quarter of 2012. The Company continues to benefit from economies of scale.

Income from Operations for the third quarter of 2012 was RMB 154.0 million (US$24.5 million). Income from operations excluding share-based compensation expenses and integration cost (non-GAAP) for the third quarter of 2012 was RMB 204.7 million (US$32.6 million), or 12.8% of total revenues, compared to RMB 160.0 million, or 16.2% of total revenues, in the same period of 2011 and RMB 170.4 million, or 11.8% of total revenues, in the second quarter of 2012. The year-over-year decrease in the ratio of income from operations excluding share-based compensation expenses and acquisition and integration cost (non-GAAP) over total revenues was mainly caused by the higher cost ratio at Motel 168, absence of systematic selling price increases and one-time charges. The sequential increase in this ratio was mainly due to seasonality.

EBITDA (non-GAAP) for the third quarter of 2012 was RMB 283.5 million (US$45.1 million). Excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, loss from fair value change of convertible notes and interest rate swap contracts non-operating expenses, adjusted EBITDA (non-GAAP) was RMB 375.5 million (US$59.8 million), or 23.5% of total revenues, compared to RMB 272.9 million, or 27.6% of total revenues, in the same period in 2011 and RMB 331.6 million, or 22.9% of total revenues, in the second quarter of 2012.

Consolidated Net Income Attributable to Home Inns Group’s Shareholders for the third quarter of 2012 was RMB 33.7 million (US$5.4 million). Adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest rate swap contracts, withholding tax for profit distribution of previous periods and other non-operating expenses, was RMB 135.8 million (US$21.6 million) for the third quarter of 2012, compared to adjusted net income (non-GAAP) of RMB 132.0 million in the same period of 2011 and adjusted net income (non-GAAP) of RMB 108.5 million in the second quarter of 2012.

Basic and Diluted Earnings Per Ordinary Share and Per ADS for the third quarter of 2012: Basic earnings per share was RMB 0.37 (US$0.06), while diluted earnings per share was also RMB 0.37 (US$0.06). Basic earnings per ADS was RMB 0.74 (US$0.12), while diluted earnings per ADS was RMB 0.73 (US$0.12). Excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest rate swap contracts, withholding tax for profit distribution of previous periods and other non-operating expenses, adjusted basic earnings per share (non-GAAP) was RMB 1.50 (US$0.24), while adjusted diluted earnings per share (non-GAAP) was RMB 1.47 (US$0.23). Adjusted basic earnings per ADS (non-GAAP) was RMB 2.99 (US$0.48), while adjusted diluted earnings per ADS (non-GAAP) was RMB 2.93 (US$0.47).

Cash Flow

Net operating cash flow for the third quarter of 2012 was RMB 239.9 million (US$38.2 million), compared to RMB 276.9 million from the third quarter of 2011. Capitalized expenditures for the third quarter of 2012 were RMB 357.4 million (US$56.9 million), while related cash paid for capital expenditures during the quarter was RMB 225.3 million (US$35.8 million).

Balance Sheet

As of September 30, 2012, the Company had cash and cash equivalents of RMB 752.5 million (US$119.7 million). The outstanding balance of convertible bonds (issued in 2007) was RMB 113.5 million (US$18.1 million) including principal and accrued interest. Financial liabilities of RMB 1.03 billion (US$164.1 million) consisted of the outstanding balance of long-term financial liability for convertible notes (issued in December 2010) and interest swap contracts (both measured at fair value). The balance of the Company’s U.S. dollar-denominated four-year term loan facility decreased to RMB 786.3 million (US$125.1 million), as the Company paid down US$21 million during the third quarter of 2012.

Outlook for the Full Year 2012

Home Inns Group is reiterating its expected revenue for the full year 2012.

Total revenues for Home Inns Group for the year are expected to be in the range of RMB 5,715 million (US$909.3 million) to RMB 5,810 million (US$924.5 million).

Total revenues for the Motel 168 brand for the full year are expected to be in the range of RMB 1,475 million (US$234.7 million) to RMB 1,500 million (US$238.7 million).

Total revenues excluding Motel 168 brand for the full year of 2012 are expected to be in the range of RMB 4,240 million (US$674.6 million) to RMB 4,310 million (US$685.8 million).

Driven by strong franchised-and-managed hotel development, the Company expects to open no less than 360 new hotels in 2012 exceeding its guidance range of 330-360 hotel openings for the full year.

These forecasts reflect Home Inns Group’s current and preliminary view, which is subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the noon buying rate for September 28, 2012 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 8:00 PM U.S. Eastern Standard Time on November 13, 2012 (9:00 AM Beijing/Hong Kong Time on November 14, 2012).

Dial-in details for the earnings conference call are as follows:

China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.S. (toll free):	1.866.519.4004
U.S.:	1.718.354.1231
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia (toll free):	1.800.457.076
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of November 21, 2012 U.S. Eastern Standard Time.

U.S. toll free:	1.866.214.5335
China toll free:	10.800.714.0386
Hong Kong toll free:	800.901.596
International:	61.2.8235.5000
Conference ID number:	35531194

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inn as one of the best-known economy hotel brands in China. In October of 2011, Home Inns Group acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs

(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs

(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses

(d)	sales and marketing expenses excluding share-based compensation expenses

(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs

(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs

(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives, withholding tax for profit distribution of previous periods and other non-operating expenses

(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, withholding tax for profit distribution of previous periods, non-operating expenses and upfront fee amortization of term loan, and

(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

Any financial data referring to “Excluding Motel 168” are also non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors. Home Inns Group will provide separate financial data for Motel 168 through the 2012 fiscal year.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: + 86-21-3401-9898*2004

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Appendix 1:

For the purpose of providing more context and comprehensive information to investors, Home Inns Group separately presents key financial data excluding Motel 168 below. Home Inns Group will continue to provide separate financial data for Motel 168 through the integration period. All information outlined below excludes Motel 168 results and Motel 168 integration costs unless specifically mentioned.

Third Quarter 2012 Operational and Financial Highlights for Home Inns and Yitel Hotels

•	The occupancy rate was 92.7% for the third quarter of 2012, compared with 94.1% in the same period in 2011 and 92.1% in the second quarter of 2012.

•	RevPAR was RMB 164 for the third quarter of 2012, compared with RevPAR of RMB 169 in the same period in 2011 and RMB 157 in the second quarter of 2012.

•	RevPAR for mature hotels that had been in operation for at least 18 months was RMB 177, flat in comparison with the same group of hotels in the third quarter of 2011.

•	Total revenues increased 21.4% year over year to RMB 1,199.5 million (US$190.9 million) for the third quarter of 2012.

•	Total revenues from leased-and-operated hotels for the third quarter of 2012 were RMB 1050.7 million (US$167.2 million), an increase of 19.1% year over year and an increase of 11.7% sequentially.

•	Total revenues from franchised-and-managed hotels for the third quarter of 2012 were RMB 148.8 million (US$23.7 million), an increase of 40.5% year over year and an increase of 12.7% sequentially.

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Total operating costs and expenses were RMB 967.9 million (US$154.0 million) for the third quarter of 2012. Total operating costs and expenses excluding any share-based compensation expenses, and acquisition and integration cost (non-GAAP) for the third quarter of 2012 were RMB 937.3 million (US$149.1 million), representing 78.1% of total revenues, compared with 77.6% for the same quarter a year ago and 79.4% for the second quarter of 2012.

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Total leased-and-operated hotel costs for the third quarter of 2012 were RMB 846.2 million (US$134.6 million). Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration cost (non-GAAP) were RMB 836.7 million (US$133.1 million) for the third quarter of 2012, representing 79.6% of the leased-and-operated hotel revenues, compared to 76.3% for the same quarter in 2011 and 81.8% for the second quarter of 2012. The year-over-year increase in this expense ratio was mainly driven by soft market condition resulting in lack of systematic price increase and certain nonrecurring charges to other operating costs and expenses. The sequential decrease in the ratio was mainly attributable to seasonality.

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Personnel costs of franchised-and-managed hotels were RMB 37.2 million (US$5.9 million) for the third quarter of 2012. Personnel costs of franchised-and-managed hotels excluding share-based compensation expenses (non-GAAP) were RMB 35.1 million (US$5.6 million), representing 23.6% of franchised-and-managed hotel revenues, compared to 22.4% for the third quarter of 2011 and 18.8% for the second quarter of 2012. The sequential increase in this ratio was mainly due to a higher bonus accrual of performance-based bonus in the third quarter.

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Sales and marketing expenses were RMB 15.9 million (US$2.5 million) for the third quarter of 2012. Sales and marketing expenses excluding shared-based compensation expenses (non-GAAP) were RMB 15.5 million (US$2.5 million), representing 1.3% of total revenues, compared to 1.6% of total revenues in the same period a year ago and 1.2% in the second quarter of 2012. The year-over-year decrease in this ratio was mainly due to effort to maximize return on investment in marketing activities compared to the same period a year ago.

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General and administrative expenses were RMB 68.6 million (US$10.9 million) for the third quarter of 2012. General and administrative expenses excluding share-based compensation expenses, and acquisition and integration cost (non-GAAP) for the quarter were RMB 50.0 million (US$8.0 million), or 4.2% of total revenues compared to 5.5% in the same period a year ago and 4.1% in the previous quarter. The Company continues to drive productivity gain and scalable operations.

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Income from operations was RMB 165.8 million (US$26.4 million). Income from operations excluding share-based compensation expenses and acquisition and integration cost (non-GAAP) was RMB 196.4 million (US$31.3 million), or 16.4% of total revenues, compared to RMB 160.0 million or 16.2% of total revenues in the same period of 2011 and RMB 158.9 million or 14.8% of total revenues in the second quarter of 2012.

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EBITDA (non-GAAP) was RMB 250.6 million (US$39.9 million) for the third quarter of 2012. Adjusted EBITDA (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, integration cost, loss from fair value change of convertible notes and non-operating expenses, was RMB 322.3 million (US$51.3 million), or 26.9% of total revenues for the third quarter of 2012, compared to RMB 272.9 million or 27.6% of total revenues in the same period in 2011 and RMB 274.3 million or 25.6% of total revenues for the second quarter of 2012.

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Net income attributable to Home Inns Group’s shareholders was RMB 48.3 million (US$7.7 million) for the third quarter of 2012. Adjusted net income attributable to Home Inns Group’s shareholders (non-GAAP) excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest rate swap contracts withholding tax for profit distribution of previous periods and other non-operating expenses, was RMB 130.2 million (US$20.7 million) for the third quarter of 2012, compared to that of RMB 132.0 million from the same period in 2011 and RMB 100.2 million for the second quarter of 2012.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2011	September 30, 2012
	RMB ‘000	RMB ‘000	US$ ‘000

ASSETS
Current assets:
Cash and cash equivalents	1,786,038	752,454	119,726
Restricted cash	205,926	316,184	50,309
Accounts receivable, net	91,980	104,704	16,660
Receivables from related parties	6,379	5,838	929
Consumables	43,049	43,276	6,886
Prepayments and other current assets	137,887	177,989	28,321
Deferred tax assets	75,446	79,572	12,661

Total current assets	2,346,705	1,480,017	235,492

Investment in a jointly controlled entity	8,301	7,118	1,133
Property and equipment, net	3,452,846	3,736,530	594,534
Goodwill	2,197,728	2,252,052	358,333
Intangible assets, net	1,174,452	1,157,165	184,121
Other assets	170,039	116,971	18,612
Non-current deferred tax assets	199,765	255,376	40,634

Total assets	9,549,836	9,005,229	1,432,859

LIABILITIES
Current liabilities:
Accounts payable	91,457	70,959	11,291
Payables to related parties	2,797	4,781	761
Short term loans	346,550	31,705	5,045
Finance lease liabilities	7,006	6,778	1,078
Salaries and welfare payable	178,032	211,039	33,579
Income tax payable	80,356	83,353	13,263
Other taxes payable	27,295	27,800	4,423
Deferred revenues	202,870	217,024	34,532
Convertible bonds	113,051	113,467	18,054
Other unpaid and accruals	154,498	164,615	26,193
Other payables	847,090	971,716	154,614
Deferred tax liability	38,313	23,843	3,794

Total current liabilities	2,089,315	1,927,080	306,627

Long term loans	1,165,666	754,579	120,064
Deferred rental	593,955	569,714	90,650
Deferred revenues	79,202	46,918	7,465
Finance lease liabilities	7,750	3,160	503
Deposits	63,472	85,932	13,673
Unfavorable lease liabilities	396,774	378,778	60,269
Financial liabilities*	979,008	1,031,389	164,108
Deferred tax liabilities	294,728	289,920	46,130

Total liabilities	5,669,870	5,087,470	809,489

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 90,659,882 and 90,806,820 shares issued and outstanding as of December 31, 2011 and September 30 2012, respectively)	3,542	3,546	564
Additional paid-in capital	2,683,923	2,758,594	438,931
Statutory reserves	125,863	125,722	20,004
Retained earnings	1,051,976	1,018,922	162,125

Total Home Inns shareholders’ equity	3,865,304	3,906,784	621,624

Noncontrolling interests	14,662	10,975	1,746

Total shareholders’ equity	3,879,966	3,917,759	623,370

Total liabilities and shareholders’ equity	9,549,836	9,005,229	1,432,859

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2848 representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value and interest swap transaction.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	September 30, 2011	June 30, 2012			September 30, 2012
	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000
	Group	Group	Motel 168	excluding Motel 168	Group	Group	Motel 168	excluding Motel 168

Revenues:
Leased-and-operated hotels	882,070	1,300,218	359,678	940,540	1,431,786	227,817	381,068	1,050,718
Franchised-and-managed hotels	105,962	149,724	17,700	132,024	166,624	26,512	17,797	148,827

Total revenues	988,032	1,449,942	377,378	1,072,564	1,598,410	254,329	398,865	1,199,545
Less: Business tax and related surcharges	(61,686)	(89,290)	(22,538)	(66,752)	(97,003)	(15,435)	(23,683)	(73,320)

Net revenues	926,346	1,360,652	354,840	1,005,812	1,501,407	238,894	375,182	1,126,225

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(269,017)	(450,155)	(149,278)	(300,877)	(496,559)	(79,010)	(165,845)	(330,714)
Personnel costs	(159,394)	(267,645)	(74,899)	(192,746)	(269,260)	(42,843)	(76,527)	(192,733)
Depreciation and amortization	(90,746)	(148,524)	(43,141)	(105,383)	(156,294)	(24,869)	(41,830)	(114,464)
Consumables, food and beverage	(57,176)	(87,207)	(25,433)	(61,774)	(96,555)	(15,363)	(25,258)	(71,297)
Others	(98,011)	(168,848)	(58,509)	(110,339)	(195,247)	(31,067)	(58,254)	(136,993)

Total leased-and-operated hotel costs	(674,344)	(1,122,379)	(351,261)	(771,118)	(1,213,915)	(193,152)	(367,715)	(846,200)

Personnel costs of Franchised-and-managed hotels	(25,370)	(32,811)	(5,987)	(26,824)	(45,046)	(7,167)	(7,894)	(37,152)
Sales and marketing expenses	(16,067)	(15,559)	(1,777)	(13,782)	(18,351)	(2,920)	(2,405)	(15,946)
General and administrative expenses	(112,082)	(74,005)	(11,612)	(62,393)	(77,850)	(12,387)	(9,221)	(68,629)

Total operating costs and expenses	(827,863)	(1,244,754)	(370,637)	(874,117)	(1,355,162)	(215,626)	(387,235)	(967,927)

Other income	—	4,528	92	4,436	7,742	1,232	239	7,503
Income/(loss) from operations	98,483	120,426	(15,705)	136,131	153,987	24,500	(11,814)	165,801

Interest income	6,756	3,336	317	3,019	615	98	190	425
Interest expenses	(6,007)	(43,919)	(202)	(43,717)	(27,182)	(4,325)	(177)	(27,005)
Loss from equity investment	—	(843)	(843)		(466)	(74)	(467)
Gain/(loss) on change in fair value of convertible notes	121,194	9,823	—	9,823	(26,765)	(4,259)	—	(26,765)

Non-operating income	21,088	13,820	2,166	11,654	11,044	1,758	2,136	8,908
Non-operating expenses	—	—	—	—	(7,818)	(1,244)	—	(7,818)
Foreign exchange loss, net	(756)	(10,263)	(267)	(9,996)	(6,748)	(1,074)	(212)	(6,536)

Income/(loss) before income tax expenses and noncontrolling interests	240,758	92,380	(14,534)	106,914	96,667	15,380	(10,344)	107,010

Income tax expense	(75,162)	(54,169)	(4,766)	(49,403)	(62,255)	(9,906)	(4,239)	(58,016)
Net income/(loss)	165,596	38,211	(19,300)	57,511	34,412	5,474	(14,583)	48,994

Less: Net income attributable to noncontrolling interests	(1,333)	(1,800)	—	(1,800)	(703)	(112)	—	(703)

Net income/(loss) attributable to Home Inns Group’s shareholders	164,263	36,411	(19,300)	55,711	33,709	5,362	(14,583)	48,291

Earnings per share
— Basic	2.00	0.40		0.61	0.37	0.06		0.53

— Diluted	0.31	0.37		0.57	0.37	0.06		0.52

Weighted average ordinary shares outstanding
— Basic	82,311	90,753		90,753	90,771	90,771		90,771

— Diluted	92,276	100,045		100,045	92,600	92,600		92,600

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs — Personnel costs	1,647	2,181	461	1,720	2,025	322	261	1,764
Personnel costs of Franchised-and-managed hotels	1,660	2,529	550	1,979	2,410	383	313	2,097
Sales and marketing expenses	339	400	—	400	407	65	—	407
General and administrative expenses	16,476	19,630	965	18,665	19,195	3,054	545	18,650

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2848 on September 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The Company started consolidation of the operating results of Motel 168 effective October 1, 2011, therefore the acquisition had no impact on the third quarter of 2011.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2012								Quarter Ended September 30, 2012 (excluding Motel 168)
	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non-GAAP Result	% of Total Rev	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non- GAAP Result	% of Total Rev
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(1,213,915)	75.9%	2,025	—	25,406	1.7%	(1,186,484)	74.2%	(846,200)	70.5%	1,764	—	7,714	0.8%	(836,722)	69.8%
Personnel costs of Franchised-and-managed hotels	(45,046)	2.8%	2,410	—	—	0.2%	(42,636)	2.7%	(37,152)	3.1%	2,097	—	—	0.2%	(35,055)	2.9%
Sales and marketing expenses	(18,351)	1.1%	407	—	—	0.0%	(17,944)	1.1%	(15,946)	1.3%	407	—	—	0.0%	(15,539)	1.3%
General and administrative expenses	(77,850)	4.9%	19,195	—	1,224	1.3%	(57,431)	3.6%	(68,629)	5.7%	18,650	—	—	1.6%	(49,979)	4.2%

Total operating costs and expenses	(1,355,162)	84.8%	24,037	—	26,630	3.2%	(1,304,495)	81.6%	(967,927)	80.7%	22,918	—	7,714	2.6%	(937,295)	78.1%

Income from operations	153,987	9.6%	24,037	—	26,630	3.2%	204,654	12.8%	165,801	13.8%	22,918	—	7,714	2.6%	196,433	16.4%

	Quarter Ended September 30, 2012								Quarter Ended September 30, 2012 (excluding Motel 168)
	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non-GAAP Result	% of Total Rev	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non- GAAP Result	% of Total Rev
	US$ ‘000		US$ ‘000	US$ ‘000	US$ ‘000		US$ ‘000		US$ ‘000		US$ ‘000	US$ ‘000	US$ ‘000		US$ ‘000
Leased-and-operated hotel costs	(193,152)	75.9%	322	—	4,042	1.7%	(188,788)	74.2%	(134,642)	70.5%	281	—	1,227	0.8%	(133,134)	69.8%
Personnel costs of Franchised-and-managed hotels	(7,167)	2.8%	383	—	—	0.2%	(6,784)	2.7%	(5,911)	3.1%	334	—	—	0.2%	(5,578)	2.9%
Sales and marketing expenses	(2,920)	1.1%	65	—	—	0.0%	(2,855)	1.1%	(2,537)	1.3%	65	—	—	0.0%	(2,472)	1.3%
General and administrative expenses	(12,387)	4.9%	3,054	—	195	1.3%	(9,138)	3.6%	(10,920)	5.7%	2,967	—	—	1.6%	(7,952)	4.2%

Total operating costs and expenses	(215,626)	84.8%	3,824	—	4,237	3.2%	(207,565)	81.6%	(154,011)	80.7%	3,647	—	1,227	2.6%	(149,137)	78.1%

Income from operations	24,500	9.6%	3,824	—	4,237	3.2%	32,561	12.8%	26,381	13.8%	3,647	—	1,227	2.6%	31,255	16.4%

	Quarter Ended June 30, 2012								Quarter Ended June 30, 2012 (excluding Motel 168)
	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non-GAAP Result	% of Total Rev	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non- GAAP Result	% of Total Rev
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(1,122,379)	77.4%	2,181	—	23,942	1.8%	(1,096,256)	75.6%	(771,118)	71.9%	1,720	—	—	0.2%	(769,398)	71.7%
Personnel costs of Franchised-and-managed hotels	(32,811)	2.3%	2,529	—	—	0.2%	(30,282)	2.1%	(26,824)	2.5%	1,979	—	—	0.2%	(24,845)	2.3%
Sales and marketing expenses	(15,559)	1.1%	400	—	48	0.0%	(15,111)	1.0%	(13,782)	1.3%	400	—	—	0.0%	(13,382)	1.2%
General and administrative expenses	(74,005)	5.1%	19,630	—	1,288	1.4%	(53,087)	3.7%	(62,393)	5.8%	18,665	—	—	1.7%	(43,728)	4.1%

Total operating costs and expenses	(1,244,754)	85.8%	24,740	—	25,278	3.4%	(1,194,736)	82.4%	(874,117)	81.5%	22,764	—	—	2.1%	(851,353)	79.4%

Income from operations	120,426	8.3%	24,740	—	25,278	3.4%	170,444	11.8%	136,131	12.7%	22,764	—	—	2.1%	158,895	14.8%

	Quarter Ended September 30, 2011
	GAAP Result	% of Total Rev	Share- based Compensation	Acquisition expenses	Integration cost	% of Total Rev	Non- GAAP Result	% of Total Rev
	RMB ‘000		RMB ‘000	RMB ‘000	RMB ‘000		RMB ‘000
Leased-and-operated hotel costs	(674,344)	68.3%	1,647	—	—	0.2%	(672,697)	68.1%
Personnel costs of Franchised-and-managed hotels	(25,370)	2.6%	1,660	—	—	0.2%	(23,710)	2.4%
Sales and marketing expenses	(16,067)	1.6%	339	—	—	0.0%	(15,728)	1.6%
General and administrative expenses	(112,082)	11.3%	16,476	41,392	—	5.9%	(54,214)	5.5%

Total operating costs and expenses	(827,863)	83.8%	20,122	41,392	—	6.2%	(766,349)	77.6%

Income from operations	98,483	10.0%	20,122	41,392	—	6.2%	159,997	16.2%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2848 on September 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2011	June 30, 2012		September 30, 2012
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Motel 168) (unaudited)

Net income attributable to Home Inns Group’s shareholders (GAAP)	164,263	36,411	55,711	33,709	5,362	48,291
Foreign exchange loss, net	756	10,263	9,996	6,748	1,074	6,536
Share-based compensation	20,122	24,740	22,764	24,037	3,824	22,918
Acquisition expenses — Motel 168	41,392	—	—	—	—	—
Integration cost	—	25,278	—	26,630	4,237	7,714
Interest expenses — Upfront fee amortization of term loans	—	25,290	25,290	10,126	1,611	10,126
Non-operating (income)/expenses — (Gain)/loss on change in fair value of interest swap contracts	—	(3,689)	(3,689)	7,818	1,244	7,818
(Gain)/loss on change in fair value of convertible notes	(121,194)	(9,823)	(9,823)	26,765	4,259	26,765
Withholding tax for profit distribution of previous periods	26,693	—	—	—	—	—

Adjusted net income attributable to Home Inns Group’s shareholders (Non-GAAP)	132,032	108,470	100,249	135,833	21,611	130,168

	Quarter Ended
	September 30, 2011	June 30, 2012		September 30, 2012
	RMB ‘000 (unaudited)	RMB ‘000 (unaudited)	RMB ‘000 (excluding Motel 168) (unaudited)	RMB ‘000 (unaudited)	US$ ‘000 (unaudited)	RMB ‘000 (excluding Motel 168) (unaudited)
Earnings per share (GAAP)
— Basic	2.00	0.40	0.61	0.37	0.06	0.53

— Diluted	0.31	0.37	0.57	0.37	0.06	0.52

Weighted average ordinary shares outstanding
— Basic	82,311	90,753	90,753	90,771	90,771	90,771

— Diluted	92,276	100,045	100,045	92,600	92,600	92,600

Adjusted earnings per share (Non-GAAP)
— Basic	1.60	1.20	1.10	1.50	0.24	1.43

— Diluted	1.43	1.08	1.00	1.47	0.23	1.41

Weighted average ordinary shares outstanding
— Basic	82,311	90,753	90,753	90,771	90,771	90,771

— Diluted	92,276	100,045	100,045	92,600	92,600	92,600

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.2848 on September 30, 2012, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	September 30, 2011	June 30, 2012		September 30, 2012
	RMB ‘000	RMB ‘000	RMB ‘000 (excluding Motel 168)	RMB ‘000	US$ ‘000	RMB ‘000 (excluding Motel 168)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns Group’s shareholders	164,263	36,411	55,711	33,709	5,362	48,291
Interest income	(6,756)	(3,336)	(3,019)	(615)	(98)	(425)
Interest expenses	6,007	43,919	43,717	27,182	4,325	27,005
Income tax expense	75,162	54,169	49,403	62,255	9,906	58,016
Depreciation and amortization	93,141	153,623	109,245	161,006	25,618	117,680

EBITDA (Non-GAAP)	331,817	284,786	255,057	283,537	45,113	250,567

Foreign exchange loss, net	756	10,263	9,996	6,748	1,074	6,536
Share-based compensation	20,122	24,740	22,764	24,037	3,824	22,918
Acquisition expenses — Motel 168	41,392	—	—	—	—	—
Integration cost	—	25,278	—	26,630	4,237	7,714
Non-operating (income)/expenses — (Gain)/loss on change in fair value of interest swap contracts	—	(3,689)	(3,689)	7,818	1,244	7,818
(Gain)/loss on change in fair value of convertible notes	(121,194)	(9,823)	(9,823)	26,765	4,259	26,765

Adjusted EBITDA (Non-GAAP)	272,893	331,555	274,305	375,535	59,751	322,318

% of total revenue	27.6%	22.9%	25.6%	23.5%	23.5%	26.9%

Note 1: The “Depreciation and amortization expense” includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in “Operating costs and expenses”.

The depreciation and amortization expenses of administrative long-term assets are included in “General and administrative expenses”.

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	September 30, 2011	June 30, 2012			September 30, 2012
	Excluding Motel 168	Group	Motel 168	Excluding Motel 168	Group	Motel 168	Excluding Motel 168
Total Hotels in operation:	1,004	1,580	316	1,264	1,682	321	1,361
Leased-and-operated hotels	500	733	144	589	770	146	624
Franchised-and-managed hotels	504	847	172	675	912	175	737

Total rooms	114,792	193,105	48,358	144,747	204,678	48,619	156,059

Occupancy rate (as a percentage)	94.1%	89.2%	80.8%	92.1%	90.3%	82.7%	92.7%

Average daily rate (in RMB)	180	167	159	170	174	162	177

RevPAR (in RMB)	169	149	129	157	157	134	164

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30, 2011	September 30, 2012
	Excluding Motel 168	Excluding Motel 168

Total Hotels in operation:	833	833
Leased-and-operated hotels	446	446
Franchised-and-managed hotels	387	387

Total rooms	95,740	96,479

Occupancy rate (as a percentage)	97.7%	97.3%

Average daily rate (in RMB)	181	182

RevPAR (in RMB)	177	177

The Company did not participate in the operating of Motel 168 before the 4th quarter 2011, therefore the above like-for-like performance figures do not include Motel 168 hotels.

*	“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.